Exhibit 99.2

PERFORMANCE SHARE UNIT PLAN

Part 1
DEFINITIONS AND INTERPRETATION

1.1	As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Account” means an account maintained by the Corporation for each Participant which shall be credited with the Performance Share Units awarded to a Participant from time to time under the Plan;

(b)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (British Columbia), as amended from time to time;

(c)	“Approved Leave of Absence” means a maternity leave or parental leave (each as defined under applicable employment standards legislation), a leave of absence as a result of a non- permanent Disability, and any other leave of absence approved by the Corporation; provided, however, that for a U.S. taxpayer Participant, an Approved Leave of Absence shall mean a bona fide leave of absence of six months or less or during which the Participant retains a right to reemployment with the Corporation pursuant to applicable law, contract or Corporation policy;

(d)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Corporation to restrict trades in the Corporation’s securities by an Eligible Person;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

(g)	“Cause” means with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Corporation or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause means any act, which at common law in the applicable jurisdiction, would be cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(h)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(i)	“Corporation” means Aris Mining Corporation and its successors and assigns;

(j)	“Disability” means any disability which the Corporation, in its sole and unfettered discretion, considers likely to either:

(i)	permanently prevent (a “permanent Disability”); or

(ii)	temporarily prevent (a “non-permanent Disability”),

the Participant from performing the substantial and material duties of his or her position with the Corporation or an affiliate;

(k)	“Eligible Person” means any employee or executive officer of the Corporation or its Affiliates, any individual providing services to the Corporation or its Affiliates that are functionally equivalent to that of an employee or executive officer, including those engaged through a third-party employer of record service, any Person that provides ongoing management or consulting services to the Corporation or its Affiliates under written contract, or any trustee, custodian or administrator acting on behalf of any of the foregoing Persons; for greater certainty, a non-employee director of the Corporation is not an Eligible Person;

(l)	“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on a Stock Exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(m)	“Grant Certificate” means a certificate issued by the Corporation to a Participant under which Performance Share Units are granted, substantially in the form attached hereto as Appendix “A”, and as may be amended from time to time;

(n)	“Grant Date” means the date on which the Board shall, in its sole discretion and from time to time, determine as the date on which PSUs are to be granted to Eligible Persons;

(o)	“Insider” has the meaning ascribed thereto under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as amended from time to time;

(p)	“Market Price” means, on any particular day, the volume weighted average trading price of a Share on all Canadian marketplaces (as defined in National Instrument 21-101 – Marketplace Operation) for the five trading days immediately preceding such day;

(q)	“Outside Date” means December 30 of the third year following the calendar year in which such PSUs were granted;

(r)	“Participant” means an Eligible Person designated by the Board to participate under the Plan;

(s)	“Performance Share Unit” or “PSU” means a bookkeeping entry, denominated in Shares on a one for one basis, credited to the Account of a Participant pursuant to the terms of this Plan;

(t)	“Person” includes an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative;

(u)	“Plan” means this Performance Share Unit Plan as the same may be amended and/or restated from time to time;

(v)	“Retirement” means the termination of employment or engagement with the Corporation or an Affiliate by a Participant after the Participant has reached the age of 65, or such earlier age as may be approved by the Corporation, provided the Participant provides at least three months’ advance written notice of the Participant’s intention to retire, which notice may be waived by the Corporation in its discretion;

(w)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder;

(x)	“Settlement Date” has the meaning ascribed thereto in Section 5.2;

(y)	“Share” means a common share in the capital of the Corporation;

(z)	“security based compensation arrangement” means:

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders;

(iii)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(iv)	stock appreciation rights involving issuances of securities from treasury of the Corporation;

(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Corporation; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Corporation are not security based compensation arrangements;

(aa)	“Source Deductions” has the meaning ascribed thereto in Section 8.6;

(bb)	“Stock Exchange” means the TSX and each other exchange on which the Shares are listed or posted for trading;

(cc)	“TSX” means the Toronto Stock Exchange; and

(dd)	“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Certificate and/or employment agreement between the Eligible Person and the Corporation, on and after which a particular PSU will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof.

1.2	Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Corporation or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice).

1.3	As used in this Plan:

(a)	the headings used herein are for convenience only and are not to affect the interpretation of the Plan;

(b)	unless the context otherwise requires, words used herein importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders; and

(c)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the schedules.

Part 2
PURPOSE AND LIMITATIONS

2.1	The Plan has been established to:

(a)	promote the alignment of interests between the Participants and the shareholders of the Corporation; and

(b)	provide a compensation system for Eligible Persons that is reflective of the responsibility, commitment and risk accompanying their role over the medium term.

2.2	Notwithstanding any of the provisions contained in the Plan, a Participant’s Grant Certificate or any term of a PSU, the Corporation’s obligation to grant PSUs or make payments to a Participant hereunder shall be subject to:

(a)	compliance with all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and to such approvals by any regulatory or governmental agency as may be required; and

(b)	receipt from the Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

2.3	Pursuant to the Corporation’s Clawback Policy, certain Participants’ PSUs and the proceeds of settlement thereof are subject to clawback and recapture from such Participant, to the full extent permitted by law, if there is any restatement of the Corporation’s financial results due to material non-compliance with financial reporting requirements under applicable securities laws.

Part 3
ADMINISTRATION

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Chief Executive Officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of an aggregate number of PSUs.

3.3	The Compensation Committee shall periodically, after considering the recommendations of the Chief Executive Officer, make recommendations to the Board as to the grant of an aggregate number of PSUs to be made to Eligible Persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports.

3.4	Subject to the terms and conditions set forth herein, the Board has the authority to: (i) approve the number of PSUs which may be granted by the Corporation; (ii) approve, on the recommendation of the Compensation Committee, grants of PSUs to the Chief Executive Officer and the Chief Executive Officer’s direct reports; (iii) interpret this Plan and all Grant Certificates issued hereunder; (iv) adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; (v) establish additional or waive conditions to the vesting of PSUs; (vi) set, waive and amend the performance targets; and (vii) make all other determinations and to take all other actions in connection with the administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be made with a view to preserving value and shall be conclusive and binding upon the Corporation, its Affiliates, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

3.5	The Chief Executive Officer has the authority to allocate the PSUs approved by the Board for grant to Eligible Persons that are not the Chief Executive Officer and the Chief Executive Officer’s direct reports provided, however, that the Chief Executive Officer subsequently reports the results of the allocation to the Compensation Committee.

3.6	The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

3.7	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith.

3.8	Nothing contained herein shall prevent the Board from adopting other compensation arrangements, subject to any required approval.

3.9	A Share that again becomes available for issuance upon the surrender, termination or expiry of any grant under a security based compensation arrangement without settlement or exercise, as the case may be, shall not require approval by the Corporation’s shareholders.

Part 4
GRANT OF PERFORMANCE SHARE UNITS

4.1	Subject to the provisions of this Plan, the Compensation Committee Charter and the Board Mandate, the Board shall have the right to grant PSUs to Eligible Persons that are the Chief Executive Officer and the Chief Executive Officer’s direct reports and to grant an aggregate number of PSUs to be allocated by the Chief Executive Officer to all other Eligible Persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports in respect of services provided by such Eligible Person in the calendar year that includes the Grant Date (but not, for greater certainty, before the calendar year that includes the Grant Date) or services to be provided by such Eligible Person following the date of grant. The Board shall also determine, subject to the terms of this Plan, the Compensation Committee Charter and the Board Mandate, in connection with each grant of PSUs:

(a)	the date on which such PSUs are to be granted;

(b)	the number of PSUs to be granted;

(c)	the terms, including the limitations, restrictions, vesting period, performance targets, performance multiplier and conditions, if any, of any such grant (which may vary between PSUs granted from time to time); and

(d)	any other terms and conditions of all PSUs covered by any grant.

4.2	The grant of a PSU shall be evidenced by a Grant Certificate, signed on behalf of the Corporation.

4.3	Neither the grant nor the settlement of a Performance Share Unit under the Plan shall entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Performance Share Units.

4.4	Neither participation in the Plan nor any action under the Plan shall be construed to give any Eligible Person a right to be retained as an employee, officer or otherwise in the service of the Corporation or its Affiliates.

4.5	PSUs shall not be considered Shares, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares (other than rights specified in Part 7 of this Plan) prior to the vesting and settlement of such PSUs, nor shall any Participant be considered the owner of Shares by virtue of the award of PSUs prior to the vesting and settlement of such PSUs, in each case to the extent settled pursuant to Section 5.2(b).

4.6	The Corporation shall maintain an Account which indicates the number of PSUs which have been granted to such Participant and credited to such account from time to time in accordance with the terms hereunder, together with the vesting terms of such PSUs.

4.7	The number of Shares which may be reserved for issuance under the Plan shall not exceed, on a rolling basis, the following thresholds:

(a)	3% of the total number of issued and outstanding Shares on a non-diluted basis, LESS the aggregate number of Shares then reserved for issuance pursuant to any other full-value award incentive plans that are security based compensation arrangements (including, for greater certainty, the Corporation’s Restricted Share Unit Plan); and

(b)	6% of the outstanding Shares at the time of the granting of a PSU, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangement.

4.8	Notwithstanding anything in this Plan to the contrary:

(a)	the maximum number of Shares issuable pursuant to PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and

(b)	within any one-year period, the maximum number of Shares issued pursuant to PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.9	For greater certainty, if a PSU is surrendered, terminated or expires without being settled, or is settled in cash, the Shares reserved for issuance pursuant to such PSU shall be available for new PSUs granted under this Plan and, if applicable, other security based compensation arrangements.

4.10	No fractional Shares may be purchased or issued under the Plan.

Part 5
VESTING AND SETTLEMENT

5.1	Except as otherwise provided in this Plan, PSUs shall vest on achievement of the performance vesting targets and other conditions as determined by the Board in its sole discretion and in each case as set out in the Participant’s Grant Certificate or the Participant’s employment agreement with the Corporation (or its Affiliate, as the case may be).

5.2	Except as otherwise provided in this Plan, as of the first business day following a Vesting Date (the “Settlement Date”), a Participant shall become entitled to receive settlement from the Corporation in respect of each vested PSU (net of applicable Source Deductions), with the form of such settlement to be determined by the Compensation Committee, in its sole discretion, and which may be satisfied by:

(a)	payment of an amount of cash equal to the Fair Market Value of a Share on the Vesting Date for each vested PSU; or

(b)	issuance to the Participant of one Share for each vested PSU.

For greater certainty, the Compensation Committee may determine, in its sole discretion, the form of settlement in respect of vested PSUs pursuant to this Section 5.2 at any time prior to settlement, including on the Settlement Date. If the Compensation Committee determines to issue Shares pursuant to subsection 5.2(b), such Shares shall be issued from treasury.

5.3	Except as otherwise provided in this Plan, settlement of vested PSUs (whether by cash payment pursuant to Section 5.2(a) or by issuance of Shares pursuant to Section 5.2(b)) shall be made as soon as practicable following the Settlement Date and, in any event, within fifteen Business Days of the Settlement Date. Settlement may be effected by bank transfer or other method of payment as determined by the Corporation, or, where Shares are issued, by such means (including book-entry) as the Corporation may determine, subject to applicable law and the rules and policies of the Stock Exchange. Following settlement in accordance with this Part 5, the PSUs so settled shall be of no value whatsoever and shall be struck from the Participant’s Account.

5.4	Except as otherwise provided in this Plan, in the event the Settlement Date (determined in accordance with this Plan) occurs during a Black-Out Period applicable to the relevant Participant, then the Settlement Date shall be automatically extended to the date that is the tenth Business Day after the expiry of the Black-Out Period, provided that such Settlement Date may not be later than the Outside Date.

5.5	Notwithstanding any other provision in this Plan or in a Participant’s Grant Certificate, (i) any PSUs which do not vest by November 30 of the third year following the calendar year in which such PSUs were granted shall expire and have no further value, and (ii) if the Outside Date occurs and, pursuant to Section 5.4, the Settlement Date would otherwise occur while a Blackout Period is still in effect, then such PSUs shall be settled on the Outside Date notwithstanding the Black-Out Period, and the form of settlement shall be as set out in Section 5.2(a).

Part 6
TERMINATION OF EMPLOYMENT AND ENGAGEMENT

6.1	Notwithstanding any other provision herein, if a Participant’s employment or engagement with the Corporation or an Affiliate is terminated, except in circumstances where Section 6.2 applies or as specified in a Participant’s employment agreement with the Corporation or an Affiliate, then unless the Board, in its sole discretion, determines otherwise, all outstanding and unvested PSUs of the Participant and any and all rights with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the termination date.

6.2	Section 6.1 shall not apply if a Participant’s employment or engagement with the Corporation or an Affiliate is terminated as a result of a Participant’s Retirement, permanent Disability or death and any unvested PSUs held by such Participant shall continue to vest in accordance with the vesting schedule, performance targets and conditions set out in the Participant’s Grant Certificate.

6.3	If a Participant ceases to be an Eligible Person as a result of an Approved Leave of Absence then any unvested PSUs held by such Participant shall continue to vest during the period of the Approved Leave of Absence in accordance with the vesting schedule, performance targets and conditions set out in the Participant’s Grant Certificate, provided that if the Participant does not recommence employment following the Approved Leave of Absence, the PSUs will be treated in accordance with Section 6.1.

Part 7
ADJUSTMENTS

7.1	If the Corporation amalgamates, consolidates or combines with or merges with or into another body corporate by way of amalgamation, arrangement or otherwise, notwithstanding any other provision of this Plan, any surviving, successor or acquiring entity shall assume any outstanding PSUs or shall substitute similar equity-based performance units for the outstanding PSUs. If the surviving, successor or acquiring entity does not assume the outstanding PSUs or substitute similar equity-based performance units for the outstanding PSUs, or if the Compensation Committee otherwise determines in its sole discretion, the Corporation may give written notice to all Participants advising that the Plan shall be terminated in connection with such transaction and all PSUs may be deemed to be vested at such time as the Compensation Committee determines in its sole discretion. The number of PSUs which are deemed to be vested shall be determined in the Compensation Committee’s sole discretion. Notwithstanding the foregoing, for any U.S. taxpayer Participant who is Retirement eligible, the PSUs held by such Participant shall automatically vest and settle if such amalgamation, consolidation, combination or merger constitutes a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation for purposes of Section 409A, and if such amalgamation, consolidation, combination or merger does not constitute a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation for purposes of Section 409A and the Participant’s PSUs are not assumed by the surviving, successor or acquiring entity, the surviving, successor or acquiring entity shall provide consideration to the Participant in respect of the Participant’s PSUs in accordance with Section 409A.

7.2	In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Shares then the number of outstanding PSUs shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes. Any adjustments made pursuant to this Section 7.2 will be made with a view to preserving the value of the outstanding PSUs.

7.3	In the event of a cash dividend on the Corporation’s Shares, a Participant’s Account shall be credited with additional PSUs on each dividend payment date in respect of which dividends are paid on the Shares. Such number of PSUs shall be computed by dividing: (a) the amount obtained by multiplying the value of the dividend declared and paid per Share by the number of PSUs recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Market Price as of the dividend record date, rounded down to the nearest whole number. Such adjustments to a Participant’s Account shall be made on an equitable basis by the Board, in its sole discretion and such adjustment shall be binding for all purposes.

Part 8
AMENDMENT AND TERMINATION

8.1	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan, any Performance Share Unit or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain shareholder approval for any amendment to:

(a)	increase the percentage of issued and outstanding Shares available for issuance under the Plan;

(b)	change the method of calculation of settlement of Performance Share Units held by Eligible Persons if settled in cash (other than pursuant to Part 7);

(c)	cancel and reissue Performance Share Units or substitute the Performance Share Units with other awards or cash (other than pursuant to Part 7);

(d)	extend the original term for settlement of Performance Share Units held by Eligible Persons;

(e)	amend, remove or exceed the participation limits for Insiders set forth in Section 4.8;

(f)	amend the eligibility for participation under the Plan;

(g)	permit Performance Share Units granted under the Plan to be transferable or assignable other than as contemplated by Section 9.8; or

(h)	Section 9.8 or this Part 8.

8.2	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Stock Exchange, in place from time to time;

(b)	amendments to address applicable securities or tax laws;

(c)	amendments to the provisions of the Plan respecting administration of the Plan; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

8.3	The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan in accordance with this Part 8. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unsettled Performance Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Performance Share Units will be awarded to any Eligible Person, but outstanding and previously credited Performance Share Units shall remain outstanding, be entitled to settlement as provided under Part 5, and be settled in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Performance Share Units are settled, expired, cancelled, surrendered or otherwise terminated in accordance with the terms and conditions of this Plan existing at the time of termination.

Part 9
GENERAL PROVISIONS

9.1	The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

9.2	Unless otherwise determined by the Board, the Plan shall be unfunded, and the Corporation will not secure its obligations under the Plan. Unless otherwise determined by the Board, the rights of a Participant (and his or her legal personal representatives) shall be no greater than the rights of an unsecured creditor of the Corporation.

9.3	It is the responsibility of each Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of such Participant’s participation in the Plan. Neither the Corporation nor an Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

9.4	Neither the Corporation nor the Participant shall be liable to any Participant for any loss resulting from a decline in the market value of the Shares.

9.5	Any notice required to be given by this Plan shall be in writing and shall be delivered by mail, courier or electronic transmission addressed, if to the Corporation, to the office of the Corporation in Vancouver, Canada; or if to a Participant, to such Participant at his or her address (including email address) as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

9.6	Notwithstanding any other provision contained herein, the Corporation shall be entitled to withhold, and to require the satisfaction of, all amounts required by law to be withheld or deducted in connection with any amount payable or any Shares issuable to a Participant pursuant to the settlement of PSUs (collectively, “Source Deductions”). Without limiting the generality of the foregoing, and subject to applicable law, the Corporation may satisfy, or require the satisfaction of, Source Deductions in such manner as the Corporation determines in its sole discretion, including, without limitation, by one or more of the following methods:

(a)	requiring the Participant to remit to the Corporation (or the relevant Affiliate) an amount in cash sufficient to satisfy the Source Deductions prior to settlement;

(b)	withholding all or any portion of any cash payment otherwise payable to the Participant in an amount sufficient to satisfy the Source Deductions; or

(c)	withholding Shares otherwise issuable to the Participant upon settlement of the PSUs in an amount sufficient to satisfy the Source Deductions;

(d)	having the Corporation withhold taxes from the proceeds of the sale of Shares issued to the Participant upon settlement of the PSUs through a voluntary sale or through a mandatory sale arranged by the Corporation (on the Participant’s behalf); or

(e)	such other method or combination of methods as may be determined by the Corporation in its sole discretion, acting reasonably,

provided that the Corporation determines, acting reasonably, that the total amount so remitted or withheld is sufficient to satisfy the Source Deductions in full. Notwithstanding the foregoing, for any Participant determined by the Corporation to be subject to Section 16(b) of the U.S. Securities and Exchange Act of 1934, then, the method of withholding shall be through a mandatory sale under (d) above, unless otherwise determined by the Corporation.

9.7	The Plan is intended to be exempt from, or to comply with, Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered so as to avoid accelerated taxation and the additional tax imposed by Section 409A. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable laws require otherwise. With respect to any award that is deemed to be non-qualified deferred compensation and that is due to be paid on account of a U.S taxpayer Participant’s termination of employment, termination of employment shall be interpreted to mean a “Separation from Service” within the meaning of Section 409A. Notwithstanding anything to the contrary in the Plan, with respect to any payment to a U.S. taxpayer that is deemed to be non-qualified deferred compensation owing to a “specified employee” within the meaning of Section 409A, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable pursuant to the Plan during the six-month period immediately following the U.S. taxpayer Participant’s termination of employment or engagement shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Each payment in respect of a PSU granted under the Plan shall be treated as a separate payment for purposes of Section 409A.

9.8	No assignment or other transfer of PSUs, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such PSUs whatsoever in any assignee or transferee. Notwithstanding the foregoing, the Corporation may, at its discretion, permit the transfer of PSUs to a trustee, custodian or administrator acting on behalf of the Participant.

9.9	The Plan shall be binding on all successors and assigns of the Corporation and each Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or such Eligible Person’s creditors.

9.10	The Plan shall be governed by, and interpreted in accordance with, the laws of British Columbia, without regard to principles of conflict of laws.

APPROVED by the Board of Directors of the Corporation on: April 16, 2026

APPENDIX “A”
FORM OF GRANT CERTIFICATE

Aris Mining Corporation (the “Corporation”) has adopted a Performance Share Unit Plan (the “Plan”) as a part of its compensation program. This grant of Performance Share Units (“PSUs”) is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference.

Capitalized terms used and not otherwise defined in this Grant Certificate shall have the meanings set forth in the Plan. In the event of any discrepancy or conflict between this Grant Certificate and the Plan, the Plan shall govern.

Grant: Subject to the terms and conditions of the Plan, the Corporation hereby grants the Participant the PSUs set out below, on the terms and conditions set out below:

a.	Name of Participant:	(the “Participant”)

b.	Grant Date:

c.	Number of PSUs:	(the “Grant”)

d.	Vesting Terms: [Insert vesting terms]

e.	Other Terms: [Insert other terms, if applicable.]

Each of the Corporation and the Participant understand and agree that the granting and settlement of the PSUs are subject to the terms and conditions of the Plan, all of which are incorporated into and form a part of this Grant Certificate

DATED [●], 20[●].
ARIS MINING CORPORATION
	Per:		c/s

Acknowledgement

I confirm my acceptance of this grant of PSUs under the terms and conditions described above and under the Plan and confirm and acknowledge that I have not been induced to sign this Grant Certificate or acquire any PSUs by expectation of employment or continued employment with the Corporation or an Affiliate.

I acknowledge and agree that the Corporation or an Affiliate may be required to withhold, and to remit to the Canada Revenue Agency, the tax agency or other applicable tax authority of the country in which I reside or am otherwise subject to tax, income taxes, social security contributions and all other amounts required by law to be withheld or deducted in connection with any amount payable or any Shares issuable to me under the Plan (collectively, “Source Deductions”). Under no circumstances shall the Corporation or any Affiliate be responsible for the payment of any Source Deductions on my behalf. By accepting the grant of PSUs, I authorize the Corporation to satisfy the Source Deductions in such manner as the Corporation determines in its sole discretion, which may include the mandatory sale of Shares.

Accepted this _____ day of ____________________, 20_____.

Name: [Participant]